SPECIFIC TERMS IN THIS EXHIBIT HAVE BEEN REDACTED BECAUSE CONFIDENTIAL TREATMENT FOR THOSE TERMS HAS BEEN REQUESTED. THE REDACTED MATERIAL HAS BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION, AND THE TERMS HAVE BEEN MARKED AT THE APPROPRIATE PLACE WITH TWO ASTERISKS (**).
February 23, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Group 1 Automotive, Inc.
Form 10‑K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 10-Q for the Quarterly Period Ended June 30, 2014
Filed August 4, 2014
File No. 1‑13461

Dear Ms. Thompson:
Set forth below are the responses of Group 1 Automotive, Inc. (the “Company”) to additional comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 23, 2015, with respect to the Company’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014 (the “2014 Second Quarter Form 10-Q”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text.

Form 10‑K for the Fiscal Year Ended December 31, 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES, page F-8

20. SEGMENT INFORMATION, page F-39

1.	We have read your response to comment 3 of our letter dated November 10, 2014. Please address the following items:

Securities and Exchange Commission
February 23, 2015

•
There appears to be a large percentage of dealerships, each a component, that do not fall within 5% of the regional gross margin average. While you summarize many reasons for this disparity, it remains unclear how you concluded all your dealerships were economically similar such that aggregation of the dealerships into a single reporting unit within each region was appropriate. Please explain further.

Response: In order to arrive at the conclusion that all of our dealerships in a particular region were economically similar such that aggregation of the dealerships into a single reporting unit within each region was appropriate, we considered ASC 350-20-55-6 and ASC 350-20-55-7. ASC 350-20-55-6 state as follows:
“Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.”

ASC 350-20-55-7 provides factors to consider in determining economic similarities, including:

•	The manner in which an entity operates its business and the nature of those operations;

•	Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert; and

•	The extent to which the component business share assets and other resources.

Our chief operating decision maker (the “CODM”) manages the business at the regional level. At such level, our CODM has regional vice presidents that report directly to him. Within each region, management shares certain common resources. Each regional vice president has a supporting management structure for a number of functional areas, such as used vehicles, parts and service, finance and insurance, advertising, construction, and purchasing. In addition, each respective region shares common accounting, human resources, payroll, and call center services. Among other things, each regional management team is responsible for ensuring compliance with certain required operating and business processes, including the use of certain vendors, the use of a standard operating and general ledger system, as well as risk management and loss prevention procedures. Further, in an effort to provide growth opportunities for our employees, as well as reward performance, strengthen the “bench” of the organization and more effectively share best practices, regional management routinely transfers dealership management between dealerships within the respective regions. Also, in cooperation with corporate management, regional management maintains operational development/training programs designed to provide a pipeline of management candidates that are versed in the Company’s processes, policies and procedures. Therefore, based upon our

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February 23, 2015

evaluation of all of the factors in ASC 350-20-55-7, we believe that our dealerships within each region operate in a similar manner, work in concert to recover goodwill and share resources and, as a result, we believe each of our dealerships within each region qualify as economically similar.

ASC 350-20-55-7 also states as follows:
“In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar.

As a result, we considered the qualitative factors in ASC 280-10-50-11. In our October 14, 2014 and December 23, 2014 response letters to the Staff, we detailed our qualitative analysis supporting our conclusion that the dealerships within each region are economically similar, which are:

•
The nature of the products and services, as well as the business processes. Each of the Company’s dealerships operates as the physical retail outlets for its business and conducts business similarly, including the selling of new and used vehicles, coordination of finance for such vehicle sales, the selling of associated insurance products, servicing and repair of vehicles and selling of automotive parts. Each dealership management team includes a general manager, as well as department managers for new vehicles, used vehicles, parts, service and finance. Dealership management is required to comply with certain standard business processes, including the use of a standard operating and general ledger system, as well as risk management and loss prevention procedures. The Company’s internal audit program incorporates an evaluation of the effectiveness of such standard business process for each subject dealership. Within each region, all of the Company’s dealerships process their financial and accounting information on the same information technology system. Further, many of the dealerships’ products and services are standardized. For example, the Company’s new vehicle inventory is solely sourced from the associated original equipment manufacturer (“OEM”). The dealerships’ used vehicle inventory is generally obtained from either a retail vehicle customer (i.e., a trade-in) or the wholesale market. Parts inventory is acquired from either OEM or the wholesale market. The Company’s finance and insurance products are marketed from a centralized corporate-approved list to ensure consistency of offerings and underwriters. These finance and insurance products are also sold under an established set of centrally-managed thresholds and limits that apply to all dealerships. In addition, certain retail products (e.g., oil), products used in retail vehicle services (e.g., paint) and selling and administrative services are purchased through centralized procurement contracts.

Securities and Exchange Commission
February 23, 2015

•
The type or class of customer for each dealership’s products and services. As previously noted, the Company’s dealerships operate in the retail automotive business. Therefore, the overwhelming majority of the Company’s customers are individual retail customers, who purchase new or used vehicles, various finance and insurance products, automotive parts and vehicle services. This is consistent at all dealerships. In addition, all of the Company’s dealerships sell wholesale used vehicles and parts to a similar mix of business customers. Each dealership has a similar mix of retail and wholesale customers.

•
The methods used to distribute the dealerships’ products or provide their services. The primary method for selling new and used vehicles, related automotive parts and insurance products, as well as coordinating vehicle financing, is through the Company’s physical retail dealership operations, managed by the Company’s general and department managers. The servicing and repair of vehicles is also performed at the physical retail dealership locations. Each dealership operates under a standard set of operating policies and procedures that involves selling methods for vehicles and the related finance and insurance products, as well as vehicle services. The Company performs corporate-approved training for operations personnel, based upon these standard operating procedures.

•	The nature of regulatory environment. The regulatory environment in which each of the dealerships operates is generally the same within the respective regions, and further within the U.S.

Based upon the applicable guidance, in our reasonable judgment, we continue to believe that the dealerships (or components) within each region are similar with regards to all of the factors listed in ASC 350-20-55-7 and ASC 280-10-50-11 and, as such, exhibit similar economic characteristics. Therefore, we believe aggregation of the Company’s dealerships (or components) within a region into single reporting units is appropriate. In response to the Staff’s further inquiries, we have expanded on the above assessment with additional data and qualitative factors that we believe supports our conclusions.

Additional Quantitative Analysis of Economic Similarity of Dealership Components:

Although the guidance of ASC 350-20-55-6 is more qualitative than quantitative, we are supplementing our prior responses to provide a more detailed examination of the quantitative economic similarities of our dealership components within each reporting unit based on the average gross margin data. Our quantitative analysis is based on historical three year average gross margins for 2011 through 2013, which is discussed in greater detail below.

Securities and Exchange Commission
February 23, 2015

Reporting Unit	Average Gross Margin	5% Range	Dealerships within 5% of Average Gross Margin	10% Range	Dealerships within 10% of Average Gross Margin	20% Range	Dealerships within 20% of Average Gross Margin
East	**%	** to **%	**%	** to **%	**%	** to **%	**%
West	**%	** to **%	**%	** to **%	**%	** to **%	**%
UK	**%	** to **%	**%	** to **%	**%	** to **%	**%
Brazil	**%	** to **%	**%	** to **%	**%	** to **%	**%

Further analysis of each of the dealership components within each reporting unit based on gross margin reflects the following:

East Region
	Dealerships above 5% of Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships below 5% of Average Gross Margin
Domestic	**	**	**
Import	**	**	**
Luxury	**	**	**
Total	**	**	**

West Region
	Dealerships above 5% of Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships below 5% of Average Gross Margin
Domestic	**	**	**
Import	**	**	**
Luxury	**	**	**
Total	**	**	**

U.K. Region
	Dealerships above 5% of Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships below 5% of Average Gross Margin
Domestic	**	**	**
Import	N/A	N/A	N/A
Luxury	**	**	**
Total	**	**	**

Securities and Exchange Commission
February 23, 2015

Brazil Region
	Dealerships above 5% of Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships below 5% of Average Gross Margin
Domestic	N/A	N/A	N/A
Import	**	**	**
Luxury	**	**	**
Total	**	**	**

Despite having a large percentage of our dealerships outside of the 5% average gross margin range, there is no evidence to suggest that any of our brand groupings are consistently above or below the applicable range, based upon this quantitative analysis. Instead, we have different brands within, above and below the 5% gross margin range. Accordingly, based on a quantitative review of the foregoing, we believe there is no significant correlation between any particular category of dealership and its average gross margin. And, as outlined in our December 23, 2014 response letter, variations in the gross margins of our dealerships exist due to a variety of reasons, including competition, management performance and business mix, among others. We do not believe that the gross margin differences between our dealerships are the result of dissimilar economic characteristics that would require a different basis on which to aggregate our components.

Because the highest average gross margin in any of our reporting units is less than 15%, we believe that applying a threshold of less than 75 basis points to evaluate the economically similar criteria is extraordinarily low and arbitrary. In fact, we note that alternatively if we were to quantitatively evaluate economic similarities based on average gross margin but using a 5 percentage point range from the average (applied on an absolute basis), then virtually 100% of our dealerships would fall within the range by region as reflected in the following table:

Reporting Unit	Average Gross Margin	5% Range	Dealerships within 5% of Average Gross Margin
East	**%	** to **%	**%
West	**%	** to **%	**%
UK	**%	** to **%	**%
Brazil	**%	** to **%	**%

In addition to reviewing variances in average gross margin for our components within our reporting units, we conducted a review of quantitative data by grouping our dealerships within each region into categories of import, domestic and luxury brands, using a U.S.-centric basis for grouping, as reflected in the tables that follow. For example, we categorized all of our Ford dealerships in each of our reporting units (East and West Regions

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February 23, 2015

of the U.S., U.K. and Brazil) as domestic for this analysis. We used this U.S.-centric basis for grouping to simplify the analysis and avoid confusion, even though the Ford brand in the U.K. region would not be considered a domestic, but an import. We note that we do not manage our business according to these import, domestic and luxury categories, nor do we believe such a structure to be a practice among our industry peers. However, in evaluating the results, we concluded that aggregating our components on that basis did not produce significantly different results than those described above. And, as such, we do not believe that a different aggregation of the components is appropriate.

East Region
	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
Domestic	**%	**%	**%	**%
Import	**%	**%	**%	**%
Luxury	**%	**%	**%	**%

West Region
	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
Domestic	**%	**%	**%	**%
Import	**%	**%	**%	**%
Luxury	**%	**%	**%	**%

U.K. Region
	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
Domestic	**%	**%	**%	**%
Luxury	**%	**%	**%	**%

Brazil Region
	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
Import	**%	**%	**%	**%
Luxury	**%	**%	**%	**%

In our opinion, our foregoing quantitative analysis based on average gross margins, as well as our qualitative analysis that we previously provided of the factors in ASC 350-20-55-7 and ASC 280-10-50-11, supports our aggregation conclusion.

Securities and Exchange Commission
February 23, 2015

In reaching our conclusion, we do not disagree with the Staff’s statement that a large percentage of our dealerships fall outside of the Staff’s requested range of less than 75 basis points of gross margin (5% from the regional average gross margin). However, we submit that the applicable accounting and reporting guidance does not cite any specific threshold or range for an assessment of the economic similarity of components. In light of the stipulation in ASC 350-20-55-6 that the aggregation analysis should be more qualitative than quantitative, we do not believe that an analysis of dealerships’ gross margin falling within a 75 basis point range (on the high end) is a cited quantitative threshold. Moreover, we do not believe that a different aggregation of the dealerships within our regions (e.g., based on brands, brand categories or gross margin levels) is more consistent with the objectives and basic principles of the applicable accounting standard.

Supplemental Accounting Guidance

We note that in the “Background Information and Basis for Conclusion” appendix to Statement of Financial Accounting Standards No. 142, as originally issued by the Financial Accounting Standards Board (the “Board”), the “Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated.” Further, the discussion notes that:

It was important to the Board that the impairment test be performed at a level at which information about the operations of an entity and the assets and liabilities that support those operations are documented for internal reporting purposes…That approach reflects the Board’s belief that the information an entity reports for internal use will reflect the way the overall entity is managed.

As previously discussed in our October 14, 2014 response letter, our chief operating decision maker (the “CODM”) manages the business at the regional level. At such level, our CODM has segment management that reports directly to him. We have no management structure or internal financial reporting by brand or other grouping characteristic.

We also note that, in the “Background Information and Basis for Conclusion” appendix further provides that:

The Board acknowledged that even though segment management might review the operating results of a number of business units (components of an operating segment), components with similar economic characteristics should be aggregated into one reporting unit. The Board reasoned that the benefits of goodwill would be shared by components of an operating segment that have similar economic characteristics and that requiring goodwill to be allocated among components with similar economic characteristics would arbitrary and unnecessary for purposes of impairment testing.

Securities and Exchange Commission
February 23, 2015

While our regional management reviews individual dealership financial information within the region, we believe our dealerships operate in the same business, with similar processes, vendors and customers. As noted above, within each region, dealership management shares certain common resources and is required to comply with certain standard operating and business processes, including the use of a standard operating and general ledger system, as well as risk management and loss prevention procedures. Further, dealership management routinely transfers between dealerships within the Company’s regions. As such, we believe that goodwill is shared at the regional level. To attempt to aggregate these dealerships at a level below our operating segments (regions) would require us to arbitrarily set a quantitative threshold and/or grouping characteristics that does not represent how we manage our business operations. We believe that this result would contradict the express intent of the Board and result in a possible outcome that the Board deemed “unnecessary.”

Finally, we note that in the “Background Information and Basis for Conclusion” appendix, the Board “…acknowledged that for some entities, a reporting unit would be the same as a segment and that for narrowly focused entities, the entity as a whole might be one reporting unit.” We believe that the Company is a narrowly focused entity, having solely dealership operations. The Board’s guidance also provides that a “…reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated.” We believe that the regional level is the natural level to which goodwill is associated. As discussed in our October 14, 2014 response letter, the Company is managed by the CODM at the regional level, with four regional vice presidents reporting directly to the CODM. Further, we execute a portfolio investment approach relative to our dealership mix. Our acquisition and disposition activities are focused on enhancing brand and geographic diversity and creating economies of scale. Given the portfolio approach used in managing our dealership acquisition and disposition strategy, as well as the shared resources and common processes at the regional level discussed above, we believe that the regional level is the natural level to which goodwill is associated. The Board’s guidance also states that “…the Board did not intend the concept of a reporting unit and the requirement to test goodwill for impairment at that level to create a new internal reporting level.” Our management structure is primarily based upon the regional structure. We do not manage our operating results by import, domestic and luxury categories or other groupings.

It appears from the Staff’s comments that the Staff may be suggesting that a large percentage deviation from the average gross margin based on a less than 75 basis point (or 5%) range would foreclose our ability to conclude that the components within our reporting units are economically similar. As a result of the quantitative analysis provided, we are not clear which factor(s) the Staff is suggesting would not be similar between our dealerships. We emphasize that not all factors need be met under the guidance to have a reasonable basis to conclude when aggregating components into our reporting units. This is in contrast to the aggregation of operating segments into a reporting segment where all factors need be met. We provided the Staff in our prior responses with explanations as to why the disparities may exist and we do not believe those differences suggest that the components are not economically similar as a result. We do not believe that a bright line quantitative analysis is

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February 23, 2015

determinative in our assessment of whether our dealership components are economically similar, based on the guidance within ASC 350-20-35.

•
We note that you cite product mix as one of the factors that can drive disparities in the average gross margins of your dealerships. Please provide us with an analysis that summarizes the average regional gross margins for each of your product and service categories, including new vehicles, used vehicles, parts and services, and finance and insurance. Similar to your previous responses, provide us with the percentages of dealerships within each region that have product and service gross margins within various ranges of that average. To the extent there are discernible differences between individual dealership and average regional product and service category gross margins, please further demonstrate to us how you determined your dealerships have similar economic characteristics as required by ASC 350-20-35-35.

Response: In response to the Staff’s request to provide the percentages of dealerships within each region that have product and service gross margins within various ranges of the regional average, we provide the following data. Each of these products and services are offered by each of our dealerships, as managed and commonly supported via our regional structure. We note that, consistent at each dealership within each region, we earn fees for arranging financing for customers and from the sale of insurance and vehicle service contracts to customers. No cost of sales is associated with such business activity and, as a result, the gross margin for all of our finance and insurance business is 100%. Therefore, quantitative analysis of finance and insurance gross margins for disparity is not relevant, since all are identical.

Securities and Exchange Commission
February 23, 2015

New Vehicle	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
East	**%	**%	**%	**%
West	**%	**%	**%	**%
UK	**%	**%	**%	**%
Brazil	**%	**%	**%	**%

Total Used Vehicle	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
East	**%	**%	**%	**%
West	**%	**%	**%	**%
UK	**%	**%	**%	**%
Brazil	**%	**%	**%	**%

Parts and Service	Average Gross Margin	Dealerships within 5% of Average Gross Margin	Dealerships within 10% of Average Gross Margin	Dealerships within 20% of Average Gross Margin
East	**%	**%	**%	**%
West	**%	**%	**%	**%
UK	**%	**%	**%	**%
Brazil	**%	**%	**%	**%

Our evaluation to determine whether our dealerships have similar economic characteristics was not based upon a 5% threshold of specific product and service categories. With respect to the Staff’s request to further demonstrate how we determined that our dealerships have similar economic characteristics as required by ASC 350-20-35-35, in light of the differences in gross margins between individual dealerships and average regional product and service category illustrated above, we note that, similar to our previous response regarding the disparity in average gross margins, a number of reasons exist for disparity between individual dealerships in the gross margins of the specific products and service categories, including:

•	Operational effectiveness of dealership and department-level management;

•	Employee turnover/tenure;

•	Individual dealership’s reputation;

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February 23, 2015

•	Surrounding competition, including dealerships of both the same and disparate brands of new vehicles, used vehicle retail locations, vehicle service and collision centers and parts retail operations;

•	Manufacturer’s current promotion(s) and customer offerings;

•	Maturity of the new vehicle brand and the number of units in operation, both nationally and locally;

•	Mix of parts and service business between customer-pay and warranty services;

•	Magnitude and type of manufacturer recalls;

•	Physical location of the dealership, within an area, that may promote or hinder customer traffic and visibility;

•	Real estate available for storage and display of used vehicles; and

•	Physical dealership facilities that may advance or constrain operations, such as vehicle maintenance and repair service throughput.

We do not believe that the listed factors that can cause disparity in our dealership products and services gross margin are indicators or evidence that the dealerships are not economically similar. Further, we do not believe a reasonable quantitative evaluation would focus on the gross margins of individual products and services by region, as the criteria for aggregation does not require homogeneous components, but economic similarity.

We believe that our qualitative and quantitative analysis of the aggregation of our components fully contemplates the economic similarities and differences of our components. For example, the differences in parts and service margins between the Company’s three countries (U.S., U.K. and Brazil) for the various product and service categories are largely a product of the economic discrepancies that exist between these regions. We recognize these differences in our operations. Thus, we have organized the Company on a regional basis and have a management structure of regional vice presidents reporting directly to our CODM.

In addition, we note that the Company does not prepare nor can it prepare discrete financial statements after gross profit for these product and service categories. Generally, all of the product and service categories within a dealership share the same facility and are supported by common dealership and regional management.

•
We would like to better understand how you determined the nature of the products and services and the type or class of customer at all of your dealerships is similar. Based on your table on page 6, we note that your

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February 23, 2015

top ten brands, representing approximately 80% of your new vehicle sales, have average selling prices ranging from approximately $26,000 to $58,000. Accordingly, it appears a customer who purchases a new BMW, Lexus, or Mercedes-Benz, with average selling prices exceeding $47,000, could be different than one who purchases a new Toyota, Honda, or Nissan, with average selling prices between $25,000 and $28,000. Please also clarify for us your statement that many of your customers “routinely” purchase vehicles from dealerships with different price points and, if possible, provide evidence supporting this claim. Further, explain to us how price points or monthly total financing payments for customers differ between new and used vehicles across your product offerings.

Response: With regards to the Staff’s request to better understand how we determined that the nature of products and services at all of our dealerships is similar, we note that our evaluation was principally a qualitative assessment of each of our dealership’s operations. Through our evaluation process, we noted that each of the Company’s dealerships operates as the physical retail outlets for our business and conducts business similarly, including the selling of new and used vehicles, coordination of finance for such vehicle sales, the selling of associated insurance products, servicing and repair of vehicles and selling of automotive parts. Each dealership management team includes a general manager, as well as department managers for new vehicles, used vehicles, parts, service and finance. Dealership management is required to comply with certain standard business processes, including the use of a standard operating and general ledger system, as well as risk management and loss prevention procedures. These standard business processes allow for the efficient transition of dealership management between dealerships. Such transition occurs regularly within the Company’s regions and across brand categories. The Company’s internal audit program incorporates an evaluation of the effectiveness of such standard business process for each subject dealership. Within each region, all of the Company’s dealerships process their financial and accounting information on the same information technology system. Further, many of the dealerships’ products and services are standardized. For example, the Company’s new vehicle inventory is solely sourced from the associated original equipment manufacturer (“OEM”). The dealerships’ used vehicle inventory is generally obtained from either a retail vehicle customer (i.e., a trade-in) or the wholesale market. Parts inventory is acquired from either OEM or the wholesale market. The Company’s finance and insurance products are marketed from a centralized corporate-approved list to ensure consistency of offerings and underwriters. These finance and insurance products are also sold under an established set of centrally-managed thresholds and limits that apply to all dealerships. In addition, certain retail products (e.g., oil), products used in retail vehicle services (e.g., paint) and selling and administrative services are purchased through centralized procurement contracts. Based principally upon the above, we concluded that the nature of the dealerships’ products and services were similar.

Securities and Exchange Commission
February 23, 2015

With regards to the Staff’s request to better understand how we determined the type or class of customers at all of our dealerships is similar, we note that the overwhelming majority of the Company’s customers are individual, human retail customers, not businesses, who purchase new or used vehicles, various finance and insurance products, automotive parts and vehicle services for personal use and consumption. We note that these customers generally purchase our products to have a mode of transportation to commute to work and for personal travel that they can rely upon and engage in at their choosing without having to rely on public transportation. Having either purchased a new or used vehicle or currently owning such a vehicle, these customers will purchase parts to maintain or repair their vehicles themselves and /or pay us to maintain or repair their vehicles for them, whether under manufacturer warranty or not. They also will purchase 3rd party finance, warranty and insurance products that we offer when desired or needed. This type of customer is consistent at all dealerships and is the reason why our operational policies are uniform across our dealership groups. Those policies do not vary depending on geography, brand or other grouping characteristics. In our judgment, there is no discernible difference in the type or class of retail customers between dealerships.

With regards to the Staff’s statement that “customers who purchase a new BMW, Lexus or Mercedes-Benz…could be different than one who purchases a new Toyota, Honda or Nissan…,” we note that the Staff’s analysis and comments make reference to selling prices solely for the Company’s new vehicles by brand. In addition to selling new vehicles, each of the Company’s dealerships sell used vehicles to retail and wholesale customers, provide maintenance and repair services for customers and sell automotive parts to retail and wholesale customers. Since our product and service offerings consist not only of new and used vehicles, but include selling OEM and non-OEM parts and the performance of maintenance and repair services, we do not believe that the appropriate evaluation of the type or class of customer at our dealerships should be based solely on new vehicle selling prices. However, with regards to new vehicle selling prices, we affirm for the Staff, as noted in our previous response, that most brands offer a wide range of price points for their new vehicles, many of which overlap across brands. Our Ford dealerships may offer vehicles to retail new vehicle customers with manufacturer suggested retail prices (“MSRP”) of $14,000 up to $78,000, while our Lexus dealerships may offer vehicles to retail new vehicle customers with MSRPs of $34,000 up to $134,000. In our opinion, such dispersion in customers’ purchase options between brands further supports our conclusion that no discernible difference can be identified in the type or class of our customers at a level below our reporting units.

With regards to the Staff’s request for clarification regarding our representation that our customers routinely purchase vehicles from dealerships with different price points, we believe that, in situations where a customer has purchased multiple vehicles from the Company, a significant percentage of those purchases are from varying categories of dealerships (i.e., import, domestic and luxury). In support, we note that, over the past 10 years, we identified approximately ** customers who purchased multiple new vehicles from one or more of the Company’s dealerships. Of those customers purchasing multiple vehicles, we determined that at least ** (or **%) of those customers did not purchase

Securities and Exchange Commission
February 23, 2015

from the same import, domestic, and luxury groupings for all purchases. For example, a single customer might need a truck for work and a minivan for family transportation. Or, a single customer might purchase a luxury vehicle as a family transport and an entry-level vehicle for a beginning driver. We believe that such data further supports our conclusion that the type or class of customers between our dealerships is similar, and not discernibly different between brands of dealerships. We note that we were only able to perform such analysis on new vehicle customers. We were not able to perform such analysis to include used vehicle, parts, service and collision customers, nor were we able to analyze data for customers who have purchased multiple vehicles, but only one from our dealerships.

Further, with regards to our belief that a substantial portion of new vehicle customers do not exclusively purchase from one category of dealership, we offer the following information from a leading industry source:

	2011	2012	2013
Traded-in an import luxury vehicle…
…bought import luxury	**%	**%	**%

Traded-in an import non-luxury vehicle…
….bought an import non-luxury	**%	**%	**%

Traded-in a domestic luxury vehicle…
….bought a domestic luxury	**%	**%	**%

Traded-in a domestic non-luxury vehicle…
….bought a domestic non-luxury	**%	**%	**%

This data indicates that a significant portion of customers do not repeat purchases within the same category of vehicles and suggests a high level of crossover purchase activity between categories and brands, consistent with our observations using internal data. We believe that this data along with our observation of customers that trade in used vehicles from different brand groupings when purchasing a new vehicle (e.g. trade in a Mercedes SUV when purchasing a GM SUV) quantitatively confirms our conclusion that the type or class of customers between our dealerships is similar, and not discernibly different between brands of dealerships.

With regards to the Staff’s request for explanation of how price points for new and used vehicles differ, we note that the average selling price for used vehicles is substantially different from new vehicles. For example, the average new vehicle selling price at one of our Lexus dealerships for the year ended December 31, 2013 was approximately $**, while the average used vehicle retail selling price at that same dealership for that same period was approximately $**. The average new vehicle selling price at one of our Toyota dealerships in the same city for the year ended December 31, 2013 was approximately $**. Therefore, basing their buying decision solely on purchase price, the

Securities and Exchange Commission
February 23, 2015

exact same customer could consider a new vehicle at a Toyota dealership and a used vehicle at a Lexus dealership. We believe that such further supports our conclusion that the type or class of customers between our dealerships is similar, and not discernibly different between brands of dealerships. To elaborate on the idea that overlap exists between new and used vehicle selling prices across the import, domestic and luxury categories, we offer the following:

Average Retail Selling Price
	New Vehicles	Used Vehicles
Domestic	$**	$**
Import	**	**
Luxury	**	**
Total	$**	$**

This analysis demonstrates that there is a reasonably wide range of average pricing for our new and used vehicles that a customer could purchase at any of our domestic, import or luxury dealerships. We note that this analysis only identifies a portion of the Company’s business operations – new and used vehicles. The Company also provides maintenance and repair services for customers and sells automotive parts to retail and wholesale customers, where our product and service offerings are much less expensive and completely accessible to any paying customer.

Further, we note that the availability of consumer financing through manufacturer affiliated and other third-party financing institutions provides new and used vehicle customers with a wide array of price point options. Within certain limits, the structure of a new or used vehicle loan can be varied (e.g., interest rate, loan term, etc.) to achieve a desired monthly payment for a financing customer and allow more flexibility in the total sales price of the vehicle being purchased. In addition, we note that at varying times and in varying degrees, manufacturers offer customer incentives, including customer rebates and below-market (i.e., subvented) financing rates. Such customer incentives can reduce the overall cost of a vehicle purchase for the customer and, in some cases, incentivize a customer otherwise interested in a used vehicle to purchase a new vehicle. Also, certain manufacturers offer leasing options for new vehicles that require monthly payments that, in some cases, are significantly discounted as compared to the financing of a purchased vehicle. These leasing options, therefore, broaden the options for new vehicle customers. And, to the extent supported by the manufacturer, the Company offers certified pre-owned (“CPO”) vehicles to its customers. According to a leading industry publication, many vehicle customers “…find themselves getting a like-new car with new-car-like peace of mind. Not only do they get these benefits at a used-car price, but they're often able to enter a vehicle segment (luxury, sport utility vehicle, etc.) they otherwise couldn't afford.” We believe this further supports our conclusion that the type or class of customers between our dealerships is similar, and not discernibly different between brands of dealerships or between product or service categories.

Securities and Exchange Commission
February 23, 2015

Based principally on the foregoing, we have concluded that the type or class of customer at all of the Company’s dealerships is similar within the respective reporting units.

•
We note that you earn fees for arranging financing and for selling vehicle service and insurance contracts in connection with the retail purchase of a new or used vehicle. Please tell us if there is a discernible difference between brands, or groups of similar brands, in the percentage of customers who finance their vehicle purchases. Similarly, please tell us if there is a discernible difference between brands in attach rates for the service and insurance contracts you offer. If available, please provide us with the percentage of vehicle transactions, by brand, that is accompanied by service and/or insurance contracts. We would not object if you excluded such information for brands that do not materially contribute to your operations.

Response: With regards to the Staff’s request for information regarding the percentage of customers who finance their vehicle purchases, we confirm that there is no discernible difference between groups of brands in the rates at which new vehicles are financed, as evidenced in the following:

Average New Vehicle Finance Penetration
Domestic	**%
Import	**%
Luxury	**%
Total	**%

We note that the analysis above is based solely on our new vehicle business. Such branded data for our used vehicle business is not available. So, such analysis should not be considered determinative, but considered in the aggregate.

With regards to the Staff’s request for information regarding any discernible differences in the attachment rates between brand groupings for service contracts (or “VSC”) and insurance contracts, we offer the following information for our new vehicle business:

	Average New Vehicle VSC Penetration	Average New Vehicle GAP Insurance Penetration	Average New Vehicle Insurance Penetration	Average New Vehicle Sealant Penetration	Average New Vehicle Maintenance Penetration	Average New Vehicle Dent Zone Penetration
Domestic	**%	**%	**%	**%	**%	**%
Import	**%	**%	**%	**%	**%	**%
Luxury	**%	**%	**%	**%	**%	**%
Total	**%	**%	**%	**%	**%	**%

Securities and Exchange Commission
February 23, 2015

In the above analysis, we note that the only discernible difference in attachment rates between the brand groupings relates to vehicle service contracts. We believe that such difference is primarily attributable to the fact that many of the new vehicle product offerings within the luxury brand grouping are sold inclusive of a manufacturer’s service contract that emulates the ones sold separately by our dealerships. As a result, most customers at our luxury dealerships do not perceive additional benefit in a separate vehicle service contract, as the warranty provided by the manufacturer upon the purchase of the vehicle is generally extensive. In addition, we note that the attachment rates for vehicle service contracts within our U.K. and Brazil regions are discernibly lower than those in the U.S. And, since a significant portion of new vehicle sales in both of those regions are in the luxury category, the overall attachment rate for the luxury category is lower. We do not consider such difference to be conclusive that our dealerships are not economically similar at the regional level.

Further, we note that the analysis above is based solely on our new vehicle business. Such branded data for our used vehicle business is not available. So, such analysis should not be considered determinative, but considered in the aggregate.

•
Please also address how you considered the nature of differing regulatory environments in your reporting unit aggregation analysis. For example, explain to us how you evaluated items such as unionized labor costs and import taxes. Please be detailed in your response.

Response: In considering the nature of differing regulatory environments in our reporting unit aggregation analysis, we note that the regulatory environment, which can vary to small degrees at the dealership level, is similar within the respective regions. We have not identified a discernible difference in the regulatory environment across the regions nor have we identified discernible differences between brands or brand categories. Therefore, we believe that the nature of the regulatory environment further supports our aggregation analysis.

In particular, we note that in each of our regions we must obtain various licenses in order to operate our businesses, including dealer, sales and finance, and insurance licenses issued by state or local regulatory authorities. Numerous laws and regulations govern our conduct of business, including those relating to our sales, operations, financing, insurance, advertising and employment practices. These laws and regulations include franchise laws and regulations, consumer protection laws, and other extensive laws and regulations applicable to new and used motor vehicle dealers, as well as a variety of other laws and regulations. These laws also include U.S. federal and U.S. state wage-hour, anti-discrimination and other employment practices laws.

In general, the U.S. jurisdictions in which we operate have automotive dealership franchise laws that provide that, notwithstanding the terms of any franchise agreement, it is unlawful for a manufacturer to terminate or not renew a franchise unless “good cause”

Securities and Exchange Commission
February 23, 2015

exists. It generally is difficult for a manufacturer to terminate, or not renew, a franchise under these laws, which were designed to protect dealers. In the U.K., each of our dealerships are subject to European Union (“EU”) and U.K. antitrust rules prohibiting certain restrictions on the sale of new vehicles, spare parts and on the provision of repairs and maintenance across the EU. For example, authorized dealers are generally able to, subject to manufacturer facility requirements, relocate or add additional facilities throughout the EU, offer multiple brands in the same facility, allow the operation of service facilities independent of new car sales facilities and ease restrictions on cross supplies (including on transfers of dealerships) between existing authorized dealers within the EU. In Brazil, each of our dealerships are subject to the Ferrari Law that sets forth the terms and conditions of distribution agreements executed among manufacturers and dealerships, specifically with regard to the distribution of cars, trucks, buses, tractors, motorbikes and similar vehicles. In addition, the Ferrari Law establishes the geographical area of a dealership, termination of distribution agreements and their consequences, among other things. Any contractual provision that conflicts with the Ferrari Law is considered void in Brazil.

Our financing activities with customers are subject to U.S. federal truth-in-lending, consumer leasing, and equal credit opportunity laws and regulations, as well as state and local motor vehicle finance laws, installment finance laws, usury laws, and other installment sales laws and regulations. Some U.S. states regulate finance fees and charges that may be paid as a result of vehicle sales. Claims arising out of actual or alleged violations of law may be asserted against us, or our dealerships, by individuals or governmental entities and may expose us to significant damages or other penalties, including revocation or suspension of our licenses to conduct dealership operations and fines.

Our U.S. operations are subject to the National Traffic and Motor Vehicle Safety Act, Federal Motor Vehicle Safety Standards promulgated by the United States Department of Transportation and the rules and regulations of various state motor vehicle regulatory agencies. The imported automobiles we purchase in the U.S. are subject to United States customs duties, and in the ordinary course of our business we may, from time to time, be subject to claims for duties, penalties, liquidated damages or other charges.

Our U.S. operations are subject to federal and state consumer protection laws known as Lemon Laws. These laws typically require a manufacturer or dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer’s express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. U.S. federal laws require various written disclosures to be provided on new vehicles, including mileage and pricing information.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law and established the Consumer Financial Protection Bureau (the “CFPB”) with broad regulatory powers. Although automotive dealers are generally excluded from

Securities and Exchange Commission
February 23, 2015

the CFPB’s regulatory authority, we are required to comply with regulations applicable to privacy notices, and the CFPB has announced its intention to regulate automotive financing activities through its regulation of automotive finance companies and other financial institutions that service the automotive industry. The CFPB has issued regulatory guidance instructing financial institutions to monitor dealer loans for potential discrimination resulting from the system used to compensate dealers for assisting in the customer financing transaction. The CFPB has instructed lenders that, if discrimination is found, the lender would be required to change dealer compensation practices. In addition, the CFPB has announced its intention to regulate the sale of other finance and insurance products.

Our operations involve the use, handling, storage and contracting for recycling and/or disposal of materials such as motor oil and filters, transmission fluids, antifreeze, refrigerants, paints, thinners, batteries, cleaning products, lubricants, degreasing agents, tires, and fuel. Consequently, our business is subject to a complex variety of stringent laws and regulations governing management and disposal of materials and wastes, protection of the environment and occupational health and safety. These laws and regulations affect many aspects of our operations, such as requiring the acquisition of permits or other governmental approvals to conduct regulated activities, restricting the manner in which we handle, recycle and dispose of our wastes, incurring capital expenditures to construct, maintain and upgrade pollution control and containment equipment and facilities, impose specific health and safety criteria addressing worker protection, and impose substantial liabilities for pollution caused by our operations or attributable to former operations.

Most of our dealerships utilize above ground storage tanks and, to a lesser extent, underground storage tanks primarily for storing and dispensing petroleum-based products. Storage tanks in the U.S. are subject to testing, containment, upgrading and removal requirements under the Resource Conservation and Recovery Act, or RCRA, and its state law counterparts. RCRA imposes requirements relating to the handling and disposal of hazardous and non-hazardous wastes and requires us to comply with stringent and costly requirements in connection with our storage and recycling or disposal of the various used fluids, paints, batteries, tires, and fuels generated by our operations. Clean-up or other remedial action may be necessary in the event of leaks or other unauthorized discharges from storage tanks or other equipment operated by us. In addition, water quality protection programs under the federal Water Pollution Control Act (commonly known as the Clean Water Act) and comparable U.S. state and local programs govern certain wastewater and stormwater discharges from our operations, which discharges may require permitting. Similarly, certain sources of air emissions from our operations may be subject to permitting, pursuant to the federal Clean Air Act and related state and local laws. Certain health and safety standards imposed under the Federal Occupational Safety and Health Act or otherwise promulgated by the Occupational Safety and Health administration of the United States Department of Labor and related state agencies are also applicable to protection of the health and safety of our employees.

Securities and Exchange Commission
February 23, 2015

Specifically, with regards to unionized labor costs, we refer the Staff to page 17 of our 2013 Form 10-K where we disclose that unionized labor represents ninety employees in the state of New Jersey in the East Region of the U.S., or approximately **% of our labor force in the U.S. Therefore, we believe unionized labor costs in the U.S. to be an insignificant factor in determining discernible regulatory environments within the reporting units in the U.S. In Brazil, all of our employees are represented by a local union, further supporting our position that all dealerships within the reporting unit are economically similar.

Specifically, with regards to import taxes, we note that import taxes are considered a component of the Company’s cost of inventory and, as such, is a factor in the ultimate sales price and gross margin for vehicle inventory. We note a trend of OEMs to localize production, and thereby reduce the import taxes applicable to their respective inventory. In other words, vehicles produced and sold by the traditional import brands, as well as the traditional imported luxury brands, are increasing production in local areas (particularly in the U.S.), thereby reducing the amount of import tax associated with such products. As such trend develops, we do not believe such to be a determinative factor in the evaluation of differing regulatory environments.

We believe that all of the above information regarding the regulatory environment, unionized labor and import taxes further supports our determination that the dealerships within each of our regions are economically similar, as well as our resulting aggregation conclusion.

In closing, we note that we have attempted to provide a significant amount of supplemental data and analysis in response to the Staff’s comments and would appreciate the Staff’s prompt review of the same. We believe that our aggregation of components into reporting units and our conclusions reached in support thereof are in compliance with and maintain the spirit of the applicable accounting and reporting standards, as described above. Further, we believe that a fair reading of our current disclosure document provides our shareholders and potential investors with a clear, concise and transparent view into our financial condition and results of operations. We also strongly believe that none of this additional analysis would suggest that the Company’s conclusions were inconsistent with applicable accounting guidance and literature or beyond the scope of the Company’s reasonable judgment. In addition, we note that the Company has a pending exchange offer registration statement and an obligation to consummate the exchange offer with the risk of incurring penalty interest, the payment of which would adversely impact the Company’s stockholders.

Should the Staff have additional questions about these matters, the Company would request an opportunity to discuss those questions via conference call with the Staff in order to consummate this review process as expeditiously as possible.

Securities and Exchange Commission
February 23, 2015

*	* *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or comments, please contact the undersigned at (713) 647-5700 or by email at dburman@group1auto.com.

[Signature on next page]

Securities and Exchange Commission
February 23, 2015

Sincerely,

/s/ Darryl M. Burman

Darryl M. Burman
Vice President and General Counsel

Cc:
Earl J. Hesterberg, President and Chief Executive Officer
John C. Rickel, Senior Vice President and Chief Financial Officer
J. Terry Strange, Chairman of the Audit Committee
Lance A. Parker, Vice President and Corporate Controller
Kelly Turner, Jones Day
Gillian Hobson, Vinson & Elkins LLP